African Metals Corporation

515 - 475 Howe Street, Vanc[illegible]4-4100 Fax: 604-684-5854
Website: www.afr[illegible]ricanmetals.com



FOR IMMEDIATE RELEASE

October 23, 2006
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Finds Strong Evidence of 2 New Kimberlite Pipes in Western Mali

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is very pleased to announce that the Company has received strong evidence of the presence of two kimberlite pipes within the Company's diamond concessions in western Mali, West Africa. During the program, the areas covered by 15 airborne magnetic anomalies were selected for sampling termite mounds for diamond indicator minerals within the 2,106 sq km Medinandi diamond concession, which is the southern-most of the Company's four diamond concessions, and 14, were selected, from within the most northerly, 3,205 sq km Soumala concession. Anomaly M-15 is located in the northeastern part of the central area of the Medinandi concession, and anomaly S-9 is located in the south central part of the Soumala concession, not far from the discovery site of 2 diamonds.

A total of 15 very fresh, unabraded ilmenite grains were recovered from the two magnetic targets. All 15 grains were microprobed by CF Minerals Research Ltd., and results demonstrate that all of the probed grains are picroilmenites of kimberlitic origin. Plots of data on a TiO_2 – MgO diagram, indicate that the M-15 and S-9 ilmenites are in the range that is typical for other West African kimberlitic ilmenites. The lack of abrasion of these grains is evidence that they are very close to their source kimberlites. Carl Verley (P. Geo.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

In corporate matters, the 2,500,000 unit private placement at $0.40 per unit for a total consideration of $1,000,000, which was announced August 11, 2006, has been completed. Each unit consists of one common share and one transferable two-year share purchase warrant. Each warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.50 until October 5, 2008. All shares issued under this private placement are subject to a four month hold period and may not be traded until February 6, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director